Exhibit 99.1

Contact:	Mark H. Collin
Phone: 603-773-6612
Fax: 603-773-6605
Email: collin@unitil.com

Unitil Reports Third Quarter Results

Hampton, NH – October 23, 2009: Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced a net loss of ($0.6) million for the third quarter of 2009, compared to earnings of $1.5 million for the third quarter of 2008. Earnings (loss) per common share (EPS) were ($0.06) for the three months ended September 30, 2009 compared with $0.27 in the third quarter of 2008. For the nine months ended September 30, 2009, the Company reported net income of $8.7 million, an increase of $2.3 million over the same period of 2008 reflecting the acquisitions of Northern Utilities, Inc. (Northern Utilities) and Granite State Gas Transmission, Inc. (Granite State) on December 1, 2008. EPS for the nine months ended September 30 were $0.94 for 2009 compared to $1.12 for 2008, reflecting a higher number of average shares outstanding year over year, discussed below.

“We continue to see the positive impact of our acquisition of Northern Utilities and the Granite State pipeline on our utility operations,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “In these challenging economic times, we are pleased to pass on the benefit of significantly lower energy costs to our customers. We are committed to aggressively manage our costs and to make prudent investments in our system for the benefit of our customers and shareholders.”

As a result of the acquisitions of Northern Utilities and Granite State, consolidated results for the Company in the current period may not be directly comparable to prior period results until such time as the acquisitions are fully reflected in both reporting periods. In particular, the Company’s results will reflect the seasonal nature of the natural gas business. Accordingly, the Company expects that results of operations will be positively affected during the first and fourth quarters, when sales of natural gas are typically higher, and negatively affected during the second and third quarters, when gas operating and maintenance expenses usually exceed sales margins in the period.

Between December 2008 and June 2009, the Company sold 4,970,000 shares of its common stock at a price of $20.00 per share in registered public offerings. The Company used the net proceeds of $93.1 million from these offerings to finance the acquisition of Northern Utilities and Granite State and for capital contributions to Unitil’s other distribution utilities and the repayment of short-term debt. Overall, the results of operations and net income are reflected over a higher number of average shares outstanding year over year.

Earnings in the third quarter reflect higher gas utility sales margins offset by higher operating, depreciation and interest costs in the quarter as well as a higher number of average shares outstanding year over year, discussed above. Natural gas sales margin increased $5.9 million and $32.4 million in the three and nine months ended September 30, 2009, respectively, compared to the same periods in 2008. These increases primarily reflect the contribution by Northern Utilities, the Company’s recently acquired local gas distribution utility. Natural gas sales in the nine month period ended September 30, 2009 reflect a colder winter heating season this year. Average winter temperatures in the Company’s service territories were 6.4% colder than last year.

Electric sales margin increased $0.2 million in the three months ended September 30, 2009 compared to the same period in 2008, reflecting higher rates offset by lower sales. For the nine months ended September 30, 2009, electric sales margin decreased $0.1 million, compared to the same period in 2008, reflecting lower sales volumes. Total electric kilowatt-hour (kWh) sales decreased 4.5% and 5.3% in the three and nine months ended September 30, 2009, respectively, compared to the same periods in 2008 due to lower average usage by our customers reflecting the continued regional economic slowdown and milder summer weather in 2009.

Selected Financial Data for 2009 is presented in the following table:

Unitil Corporation – Condensed Financial Data

(Millions, except Per Share data) (unaudited)

	Three Months Ended Sept. 30,			Nine Months Ended Sept. 30,
	2009	2008	Change	2009	2008	Change
Gas Therm Sales: (a)
Residential	2.9	0.7	314.3%	29.1	7.7	277.9%
Commercial/Industrial	19.5	3.0	550.0%	106.1	13.9	663.3%

Total Gas Therm Sales	22.4	3.7	505.4%	135.2	21.6	525.9%

Electric kWh Sales:
Residential	172.1	176.3	(2.4%)	493.8	506.2	(2.4%)
Commercial/Industrial	263.0	279.4	(5.9%)	738.3	794.5	(7.1%)

Total Electric kWh Sales	435.1	455.7	(4.5%)	1,232.1	1,300.7	(5.3%)

(a) 2009 Gas Therm Sales include Northern Utilities, Inc., acquired on December 1, 2008.

Gas Revenues	$15.2	$4.4	$10.8	$111.0	$25.3	$85.7
Purchased Gas	7.3	2.4	4.9	68.7	15.4	53.3

Gas Sales Margin	7.9	2.0	5.9	42.3	9.9	32.4

Electric Revenues	54.2	63.6	(9.4)	163.3	172.2	(8.9)
Purchased Electricity	39.7	49.3	(9.6)	121.6	130.4	(8.8)

Electric Sales Margin	14.5	14.3	0.2	41.7	41.8	(0.1)

Usource™ Sales Margin	1.0	1.1	(0.1)	3.2	2.9	0.3

Total Sales Margin:	23.4	17.4	6.0	87.2	54.6	32.6

Operation & Maintenance Expenses	12.0	7.0	5.0	34.4	18.7	15.7

Depreciation, Amortization, Taxes & Other	8.0	6.5	1.5	31.6	22.2	9.4

Interest Expense, Net	4.0	2.4	1.6	12.5	7.3	5.2

Earnings (Loss) Applicable to Common Shareholders:	$(0.6)	$1.5	$(2.1)	$8.7	$6.4	$2.3

Earnings Per Share	$(0.06)	$0.27	$(0.33)	$0.94	$1.12	$(0.18)

Operation & Maintenance (O&M) expenses increased $5.0 million and $15.7 million for the three and nine months ended September 30, 2009, respectively, compared to the same periods in 2008. The addition of Northern Utilities and Granite State to consolidated operating results in 2009 accounted for $7.7 million of the increase in the nine month period. For the nine month period, in addition to the increases due to the acquisition of Northern Utilities and Granite State, higher professional fees expense of $2.3 million, including $2.0 million of costs related to the December 2008 ice storm, higher compensation and employee benefit expenses of $1.3 million and higher utility operating costs of $1.6 million contributed to the increase in O&M expenses. The increase in O&M expenses for the nine month period also reflects higher insurance costs in 2009 compared to the same period in 2008, due to the receipt of a $2.8 million insurance settlement in 2008.

Depreciation, Amortization, Taxes and Other expenses increased $1.5 million and $9.4 million in the three and nine months ended September 30, 2009, respectively, compared to the same periods in 2008. The increases primarily reflect the addition of Northern Utilities and Granite State to consolidated operating results in 2009, and higher depreciation on normal utility plant additions partially offset by lower amortization on natural gas inventory carrying costs and lower income taxes on lower pre-tax earnings for the three month period.

Interest Expense, Net increased $1.6 million and $5.2 million in the three and nine month periods ended September 30, 2009, respectively, compared to the same periods in 2009. These increases are primarily due to the addition of Northern Utilities and Granite State, reflecting the issuance of long-term notes by Northern Utilities and Granite State in December 2008. In addition, these increases in Interest Expense, Net reflect higher average borrowings in the current periods.

Also in the third quarter, the Unitil Corporation Board of Directors declared the regular quarterly dividend on the Company’s common stock of $0.345 per share. This quarterly dividend results in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

About Unitil

Unitil is a public utility holding company with subsidiaries providing electric and natural gas distribution service in New Hampshire and Massachusetts, natural gas distribution service in Maine and energy services throughout the northeast. Unitil serves approximately 170,000 utility customers in three states. Its utility affiliates include Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Northern Utilities, Inc. and Granite State Gas Transmission, Inc. Its other subsidiaries include Unitil Service Corp. and its non-regulated business segment doing business as Usource.

This press release contains forward-looking statements, which are subject to the inherent uncertainties in predicting future results and conditions. All statements, other than statements of historical fact, are forward-looking statements. Certain factors that could cause the actual results to differ materially from those projected in these forward-looking statements include, but are not limited to the following: variations in weather; changes in the regulatory environment; customers’ preferences on energy sources; general economic conditions; increased competition; fluctuations in supply, demand, transmission capacity and prices for energy commodities; and other uncertainties, all of which are difficult to predict, and many of which are beyond the control of Unitil Corporation.

For more information, visit Unitil at www.unitil.com or call Mark Collin at 603-773-6612.